SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  ---------------------------------------------

                                    FORM 6-K
                  ---------------------------------------------
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 or
                       the Securities Exchange Act of 1934
                  ---------------------------------------------
                        For the Month of February, 1999
                  ---------------------------------------------

                               MERIDIAN GOLD INC.
                 (Translation of registrant's name into English)

                          9670 Gateway Drive, 2nd Floor
                               Reno, Nevada 89502
                    (Address of Principal Executive Offices)
                  ---------------------------------------------

                           Form 20-F  X   Form 40-F
                                     ---            ---

                                 Yes  X          No
                                     ---            ---

Meridian Gold Inc.                                  [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive, 2nd Floor                               APPEARS HERE]
Reno, Nevada 89511
Phone: 775-850-3777
Fax: 775-850-3733

MERIDIAN GOLD INC.
9670 GATEWAY DRIVE, 2ND FLOOR
RENO, NEVADA 89511
PHONE:  (775) 850-3777
FAX:  (775) 850-3733

         MERIDIAN GOLD REPORTS FOURTH QUARTER AND FULL YEAR 1998 RESULTS
                      (All dollar amounts in U.S. currency)

RENO, NEVADA, FEBRUARY 18, 1999 - Meridian Gold Inc. today reported fourth quarter gold production of 57,229 ounces at a cash cost of $210 per ounce. For the full year, the Company produced 214,640 ounces of gold at an average cash cost of $204 per ounce, outperforming budget expectations as both Jerritt Canyon and Beartrack improved their efficiency.

The Company recognized a fourth quarter loss of $20.7 million, or $0.28 per share, including a non-cash charge of $19.8 million taken as an impairment of the Beartrack mine based on the continuing depressed gold market. This compares to last year's fourth quarter loss of $8.5 million, or $0.12 per share.

During the quarter, the Company recognized $2.8 million of its put option hedging gains.

At the end of the year, Meridian Gold's cash balance was $34.1 million. In addition, the Company had agreed in principle to the terms of a fully underwritten $50 million loan facility to support the continuing development and construction of El Penon, and to further the Company's other growth plans.

FOURTH QUARTER RESULTS
----------------------
Sales for the quarter were $21.3 million, versus $20.4 million in the fourth quarter of 1997, due to an increase in hedging gains in 1998. Realized gold prices, including hedging gains, averaged $340 per ounce in the fourth quarter, versus $306 per ounce in the prior year's quarter. Cash production costs in the fourth quarter were $210 per ounce, versus $183 per ounce in 1997.

At Beartrack, gold production in the fourth quarter was 31,594 ounces, with cash costs of $209 per ounce. This compares to fourth quarter 1997 production of 30,135 ounces at a cash cost of $202 per ounce. The higher 1998 costs reflected a higher stripping ratio than in the fourth quarter of 1997. Future cash costs at Beartrack are expected to decline as mining shifts to the higher grade South Pit.

At Jerritt Canyon, the Company's share of production in the fourth quarter was 25,705 ounces of gold, versus 30,414 in the prior year's quarter. Cash costs were higher, at $211 per ounce versus $165 per ounce, as a result of higher open pit mining costs.

Exploration spending in the fourth quarter, primarily at El Penon, was $3.8 million, compared to $8.0 million in the fourth quarter of 1997. Several high-profile targets now exist on the El Penon property, and will be the subject of 1999 exploration work.

RESULTS FOR THE FULL YEAR
-------------------------
For the full year 1998, the Company recorded a loss of $39.2 million, or $0.53 per share, compared to a loss of $69.2 million or $0.94 per share for the full year 1997. The 1998 results include a non-cash impairment of the Beartrack property of $19.8 million, while the 1997 results included asset impairments and other non-cash charges of $36.4 million. In both cases, the charges taken reflected the low gold price environment.

Sales for the full year, including put option hedging gains, were $65.7 million versus $68.7 million in 1997. Gold production was higher, at 214,640 ounces versus 202,770 ounces, while the average realized gold price including put option hedging gains fell to $307 per ounce from $334 per ounce. Exploration spending for the full year decreased to $13.1 million from $31.1 million in 1997 as the focus at El Penon shifted from the feasibility phase into mine development.

EL PENON CONSTRUCTION UPDATE
----------------------------
Construction and development activities at El Penon continue to progress well. The SAG mill has arrived on site, and the leach tanks have been placed on their foundations. Most of the various site foundations have been poured. Underground development, including test mining and Quebrada Colorada development, is projected to be completed on time to meet mill feed requirements in the fourth quarter of 1999. "We are very pleased with the professional staff that have joined Meridian Gold in Chile," remarked Brian Kennedy, President and CEO. "These employees, and the contractors we have hired, are quickly transforming El Penon into a producing mine."

1999 OUTLOOK
------------
Meridian expects to produce approximately 250,000 ounces from its operations in 1999, at an average cash cost of $200 per ounce. Exploration spending of $9 million has been budgeted for 1999, with approximately $4 million of this earmarked for El Penon.

DATE OF ANNUAL AND SPECIAL MEETING
----------------------------------
Meridian Gold's Annual and Special Meeting of Shareholders will be held on Wednesday, April 21, 1999 at 4:00 pm EST in the Main Dining Room of The National Club, 303 Bay Street, Toronto, Ontario.

The Record Date has been set at March 3, 1999. The Company's 1998 Annual Report and Proxy Circular will be mailed to shareholders on or about March 15, 1999.

BOARD CHANGES
-------------
Today,  Mr.  Patrick J. Mars  resigned  from the board to accept a  position  in
London as the Chairman of First Marathon Securities (U.K.) Limited, an investment banking concern. Meridian thanks Patrick for his significant contributions.

Meridian also welcomed two new members to its board today. Mr. Christopher R. Lattanzi is President of Micon International Limited, a mineral industry consulting firm. Mr. Robert G. Matthews is a private investor, who retired in 1990 as Vice President and Director, Corporate Finance with RBC Dominion Securities, where he specialized in mine financing and mergers and acquisitions. Both Mr. Lattanzi and Mr. Matthews bring valuable experience and insight to our board, and Meridian looks forward to the benefits of their participation.

Meridian Gold Inc. is a growth gold business with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

-----------------------------------
SAFE HARBOR STATEMENT UNDER THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information,  please visit our website at  www.meridiangold.com,  or
                                                       --------------------
contact:

     Wayne M. Hubert                Tel:  (775) 850-3730
     Investor Relations             Fax: (775) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com
                                            ------------------------

                               Meridian Gold Inc.
                               ------------------
                 Consolidated Condensed Statement of Operations
                 ----------------------------------------------
                    (in US$ millions, except per share data)

                                    Three Months
                                 Ended December 31                Full Year
                                ------------------           ------------------
                                 1998        1997             1998        1997
                                ------      ------           ------      -------

Sales                           $ 21.3      $ 20.4           $ 65.7      $ 68.7

Costs and expenses
    Cost of sales                 15.4        14.2             49.0        55.0
    Depreciation, depletion
      & amortization               4.7         5.7             22.1        23.3
    Exploration costs              3.8         8.0             13.1        31.1
    Selling, general and
      administrative expenses      2.4         1.5              7.2         6.2
    Other operating income        (3.6)        --              (3.6)        --
    Impairment of mineral
      properties                  19.8         --              19.8        26.2
                                -------     -------          -------     -------
Total costs and expenses          42.5        29.4            107.6       115.6
                                -------     -------          -------     -------

Operating loss                   (21.2)       (9.0)           (41.9)      (73.1)

Interest income                    0.5         0.7              2.7         3.7

Gain (loss) on sale of assets      --         (0.2)             --          0.2
                                -------     -------          -------     -------

Net loss (1)                    $(20.7)      $(8.5)          $(39.2)     $(69.2)
                                =======     =======          =======     =======

Loss per common share           $(0.28)     $(0.12)          $(0.53)     $(0.94)
                                =======     =======          =======     =======

Weighted average common shares    73.6        73.6             73.6        73.6
      outstanding               =======     =======          =======     =======



-----------------------------------
(1)In the fourth quarter of 1998, the Company recognized a $19.8 million non-cash charge relating to the Beartrack mine, reflecting the continued depressed gold market. In the third quarter of 1997, the Company recognized non-cash charges of $36.4 million relating to the Jerritt Canyon and Beartrack mines, based on the prevailing low gold price environment.

                               Meridian Gold Inc.
                               ------------------
                                 Operating Data
                               ------------------

                                        Three Months
                                      Ended December 31          Full Year
                                     ------------------     -------------------
                                     1998          1997     1998           1997
                                     ----          ----     ----           ----

Beartrack Mine
    Gold production--
      heap leach (ounces)          31,594      30,135      110,289      107,229
    Tonnes mined (thousands)
        Ore                           996       1,063        4,088        3,764
        Waste                       1,679       1,049        7,163        4,286
                                    -----      ------       ------        -----
          Total                     2,675      2 ,112       11,251        8,050

Average heap leach grade
        (grams/tonne)                0.86        0.73         0.80         0.89

Cash cost of production/ounce       $ 209       $ 202        $ 220        $ 202

Jerritt Canyon Joint Venture
    Gold production (Meridian
      Gold's 30% share, ounces)
        Milling                    25,705      30,414      104,351       95,328
        Heap leach                   --          --           --            213
                                   ------      ------      -------       ------
            Total                  25,705      30,414      104,351       95,541
    Tonnes mined (100%, thousands)
        Ore                           303         427          897        1,189
        Waste                       3,270       4,058       13,954       23,776
                                   ------      ------      -------       ------
            Total                   3,573       4,485       14,851       24,965

    Mill tonnes processed
        (100%, thousands)             352         344        1,348        1,396
    Average mill ore grade
        (grams/tonne)                7.95        8.96         8.71         7.39
    Mill recoveries                  94.1%       96.8%        90.9%        90.8%

Cash cost of production/ounce       $ 211       $ 165        $ 187        $ 209


Totals
Ounces of gold produced            57,299      60,549      214,640      202,770
Ounces of gold sold                62,203      66,643      212,947      207,282
Average realized price/ounce        $ 340       $ 306        $ 307        $ 334

Cash cost of production/ounce       $ 210       $ 183        $ 204        $ 205

----------------------------
The  calculation  of  cash  costs  of  production   conforms  to  the  standards
recommended by the Gold Institute.


                               Meridian Gold Inc.
                               ------------------
                      Consolidated Condensed Balance Sheets
                      -------------------------------------
                                (in US$ millions)

                                              December 31          December 31
                                                  1998                 1997
                                             ------------          -----------

       Assets
       Current Assets
           Cash and cash equivalents             $ 34.1                $ 54.3
           Trade and other receivables              8.1                   1.2
           Inventories                              6.3                  10.0
           Other current assets                     1.5                   3.4
                                                -------               -------
       Total current assets                        50.0                  68.9
                                                -------               -------

       Property, plant and equipment, net          57.5                  75.7
       Other assets                                 2.6                   3.3
                                                -------               -------

       Total assets                             $ 110.1               $ 147.9
                                                =======               =======


       Liabilities and Shareholders' Equity
       Current Liabilities
           Accounts payable, trade and other      $ 3.9                 $ 5.3
           Accrued and other liabilities            9.6                   8.9
                                                -------               -------
       Total current liabilities                   13.5                  14.2
                                                -------               -------

       Other long-term liabilities                 23.1                  21.2
       Shareholders' equity                        73.5                 112.5
                                                -------               -------

       Total liabilities and
         shareholders' equity                   $ 110.1               $ 147.9
                                                =======               =======

                               Meridian Gold Inc.
                               ------------------
                 Consolidated Condensed Statement of Cash Flows
                 ----------------------------------------------
                                (in US$ millions)


                                                      Three Months
                                                    Ended December 31                Full Year
                                                   --------------------         --------------------
                                                     1998        1997             1998        1997
                                                   --------     -------         --------    --------

Net loss                                           $ (20.7)     $ (8.5)         $ (39.2)    $ (69.2)

Provision for depreciation, depletion and              4.8         5.7             22.2        23.3
  amortization
Impairment of mineral properties                      19.8         --              19.8        26.2
Changes in assets and liabilities, net                (5.9)        2.7              1.0        12.4
                                                     ------      ------           ------      ------

Net cash provided by (used in) operating              (2.0)       (0.6)             3.8        (7.3)
  activities                                         ------      ------           ------      ------


Cash flows from investing activities
    Capital spending                                 (14.9)       (4.7)           (23.7)      (19.0)
    Disposal of PP&E                                   0.1         --               0.1         0.5
                                                     ------      ------           ------      ------

Net cash used in investing activities                (14.8)       (4.7)           (23.6)      (18.5)
                                                     ------      ------           ------      ------

Cash flows from financing activities
    Proceeds from sale of common stock                 0.1         --               0.1         --
    Repayment of long-term debt                         --         --              (0.5)       (2.5)
                                                     ------      ------           ------      ------

Net cash provided by (used in) financing               0.1         --              (0.4)       (2.5)
  activities                                         ------      ------           ------      ------


Increase (decrease) in cash and cash                 (16.7)       (5.3)           (20.2)      (28.3)
  equivalents

Cash and cash equivalents, beginning                  50.8        59.6             54.3        82.6
  of period                                          ------      ------           ------      ------


Cash and cash equivalents, end of period            $ 34.1      $ 54.3           $ 34.1      $ 54.3
                                                     ======      ======           ======      ======


                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 1999                MERIDIAN GOLD INC.

                                       By: /s/ Brian J. Kennedy
                                           --------------------
                                           Brian J. Kennedy
                                           President and Chief Executive Officer